UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 02 )*

PIMCO Income Strategy Fund II

(Name of Issuer)

Auction Rate Preferred

(Title of Class of Securities)

72201J

(CUSIP Number)

Bank of America Corporation,  Bank of America Corporate Center  100 North Tryon Street  Charlotte,  North Carolina  28255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,900

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.33%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, N.A. 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.29%

14	TYPE OF REPORTING PERSON
BK

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Blue Ridge Investments, L.L.C. 56-1970824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,890

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,890

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,890

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.05%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Amendment of the Reporting Persons’ (as defined below) statement on Schedule 13D (this “Amendment”) relates to shares of auction rate preferred securities (“ARPS”) of PIMCO INCOME STRATEGY FUND II (the “Issuer”). This Amendment is being filed by the Reporting Persons as a result of Issuer’s redemption of ARPS from ARPS holders that reduced the number of outstanding ARPS and increased the Reporting Persons ownership of the ARPS. The Reporting Persons did not participate in the redemption of ARPS.

The Issuer’s principal executive offices are located at 1633 BROADWAY NEW YORK NY 10019.

All series of ARPS issued by the Issuer that vote together as a single class are treated as one class.

Item 2.	Identity and Background

(a)
This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i. Bank of America Corporation (“BAC”)
ii. Bank of America, N.A. (“BANA”)
iii. Blue Ridge Investments, L.L.C. (“Blue Ridge”)

This Amendment relates to the ARPS that were held for the account of BANA, and Blue Ridge.

(b)
The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BANA is:

101 South Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:

214 North Tryon Street
Charlotte, North Carolina 28255

(c)
BAC, through its wholly-owned subsidiaries, BANA and Blue Ridge is engaged in providing a diverse range of financial services and products. Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, MLPFS and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market. This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities. BAC’s efforts to work with issuers continue and may include working with the Issuer in the future.

(d)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(e)
Other than as set forth on Schedule II, during the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)
BAC - Delaware
BANA - United States
Blue Ridge - Delaware

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States, other than as otherwise specified on Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

No funds of the Reporting Persons were used in the redemption of the ARP Shares.

Item 4.	Purpose of Transaction

On July 31, 2019, the Reporting Persons beneficial ownership increased due to a change in the number of ARPS outstanding as a result of the Issuer's redemption of ARPS from ARPS holders. The Reporting Persons did not participated in the redemption of ARPS and does not hold the subject securities with any purpose, or with the effect of, changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	No transactions were effected by the Reporting Persons during the past sixty days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ARPS that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Description of Exhibit 99.1 Joint Filing Agreement 99.2 Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bank of America Corporation

September 23, 2019	By:	/s/ Ally Pecarro
Attorney-in-fact

Bank of America, N.A.

September 23, 2019	By:	/s/ Ally Pecarro
Vice President

Blue Ridge Investments, L.L.C.

September 23, 2019	By:	/s/ Walter R. Louis
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)